Exhibit 99.1

TRILLION ENERGY COMMENCES NEW WELLS IN ITS MULTIWELL PROGRAM

Drilling of the Guluc-2 Well has Commenced

December 12, 2022 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to have commenced drilling of the Guluc-2 natural well and to have completed the West Akcakoca-1 well 17 ½” diameter section to 1,008 metres depth, at the SASB natural gas field, Black Sea.

Upon completion of drilling, the Guluc-2 well will be cased, perforated, and tested. Logging is occurring while drilling. Upon completion, the rig will move back to and complete the West Akcakoca-1 well. Both well operations involve long reach directional wells drilled from the Akçakoca platform, targeting gas reserves at the East and West flanks of the Akcakoca gas field.

Upon successful completion of the two wells, natural gas will be produced and sold to market almost immediately. The Guluc-2 well is expected to commence production towards the end of January 2023; while West Akcakoca-1 is expected to be completed during March 2023. Revenues from the wells will be used for further field development at SASB. The number of new producing wells at SASB will increase from two wells to four upon completion of Guluc-2 and West Akcakoca-1.

After these wells at the Akçakoca platform are completed, the rig will move to the East Ayazli tripod.

About the Company

Trillion is an oil and gas producing company with multiple assets throughout Turkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2022. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and our Prospective Resource report effective October 31, 2021.